EXHIBIT (a)(5)(A)
Track Data Corporation
95 Rockwell Place
Brooklyn, NY  11217

August 17, 2005

Dear Shareholder:

We are offering to purchase up to 1,000,000 of our common shares (approximately 10.6% of our currently outstanding shares) from our shareholders at a cash price of $3.00 per share. No brokerage fees or commissions will be charged to you if you tender your shares. A copy of the Offer to Purchase and the related materials are enclosed.

We believe that the tender offer is a prudent use of our financial resources given our assets and the current market price of our shares, and that investing in our own shares is an attractive use of capital and an efficient means to provide value to our stockholders. The tender offer represents an opportunity for us to return cash to our stockholders who elect to tender their shares, while at the same time increasing non-tendering stockholders’ proportionate interest in the company. We believe the tender offer, if completed, will be accretive to earnings per share, assuming profitable operations in the future.

The tender offer is subject to the condition that we not determine that our purchase of shares in the tender offer could result in our remaining shares being delisted from the Nasdaq National Market or us being eligible for deregistration under the Securities Exchange Act of 1934, as well as several other conditions.

As disclosed in the accompanying Offer to Purchase, I intend to tender the lesser of (a) 20% of the total shares tendered, including the shares tendered by me, and (b) 200,000 shares.

We encourage each shareholder to read carefully the Offer to Purchase and related materials before making any decision with respect to the tender offer. Neither we nor our Board of Directors make any recommendation whether to tender shares to us. You should make your decision independently after consulting with your advisors.

If you need information or additional forms, please call American Stock Transfer & Trust Company toll free, at (877) 248-6417. If you intend to deliver documents to the depositary, American Stock Transfer & Trust Company, by mail, we recommend that you use registered mail with return receipt requested, properly insured.

Unless otherwise extended, the offer will expire at 12:00 midnight, New York City time, on Friday, September 16, 2005. We again encourage you to read carefully the enclosed materials.

By:	/s/ Barry Hertz

Barry Hertz
Chairman of the Board